December 18, 2019

Peter M. Barbee
Chief Executive Officer
Advance Green Energy Inc
523 US Highway 41 South
Inverness, Florida 34450

       Re: Advance Green Energy Inc
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed November 26, 2019
           File No. 024-10867

Dear Mr. Barbee:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Anuja Majmudar, Staff Attorney, at (202) 551-3844 or Kevin Dougherty,
Staff Attorney, at (202) 551-3271 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:    Frederick C. Bauman